SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Cornerstone Therapeutics Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

21924P103

(CUSIP Number)

David B. Clement Smith, Anderson, Blount, Dorsett, Mitchell, & Jernigan, L.L.P. Wells Fargo Center, Suite 2300 Post Office Box 2611 Raleigh, North Carolina 27602-2611 (919) 821-6754

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 3, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS Cornerstone Biopharma Holdings, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐ Joint Filing
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 5)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Anguilla
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 1,567,225 (See Item 5)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 1,567,225 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,567,225 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES: ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11: 6.0% (1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): HC

(1)	Calculated based on 26,020,338 shares of the Issuer’s common stock outstanding as of February 29, 2012 (as reported in the Issuer’s Annual Report on Form 10-K filed on March 6, 2012).

1.	NAMES OF REPORTING PERSONS Carolina Pharmaceuticals Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐ Joint Filing
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 5)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 0 (See Item 5)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 0 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES: ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11: 0% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

(2)	Calculated based on 26,020,338 shares of the Issuer’s common stock outstanding as of February 29, 2012 (as reported in the Issuer’s Annual Report on Form 10-K filed on March 6, 2012).

1.	NAMES OF REPORTING PERSONS Carolina Pharmaceuticals Holdings, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐ Joint Filing
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 5)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 0 (See Item 5)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 0 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES: ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11: 0% (3)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): HC

(3)	Calculated based on 26,020,338 shares of the Issuer’s common stock outstanding as of February 29, 2012 (as reported in the Issuer’s Annual Report on Form 10-K filed on March 6, 2012).

1.	NAMES OF REPORTING PERSONS Craig A. Collard
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐ Joint Filing
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 5)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 465,385 (See Item 5)
	8.	SHARED VOTING POWER: 1,567,225 (See Item 5)
	9.	SOLE DISPOSITIVE POWER: 465,385 (See Item 5)
	10.	SHARED DISPOSITIVE POWER: 1,567,225 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,032,610 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES: ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11: 7.7% (4)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(4)	Calculated based on Mr. Collard’s 465,385 shares of the Issuer’s common stock underlying options exercisable within 60 days plus 26,020,338 shares of the Issuer’s common stock outstanding as of February 29, 2012 (as reported in the Issuer’s Annual Report on Form 10-K filed on March 6, 2012).

Schedule 13D/A

This Amendment No. 5 (this “Amendment”) is being filed in connection with the closing of a transaction by Carolina Pharmaceuticals Ltd., a Bermuda company (“Carolina”). Pursuant to that certain stock purchase agreement dated March 16, 2012 (the “March 16, 2012 Stock Purchase Agreement”), Carolina sold all of its shares in Cornerstone Therapeutics Inc., a Delaware corporation (the “Issuer”), to Chiesi Farmaceutici SpA (“Chiesi”). This Amendment amends and restates in its entirety the Report on Schedule 13D, originally filed on May 12, 2008, as previously amended by Amendment No. 1, filed on November 7, 2008, Amendment No. 2, filed on May 18, 2009, Amendment No. 3, filed on August 4, 2009 and Amendment No. 4, filed on December 21, 2010 (as amended and restated, the “Schedule 13D/A”).

Item 1. Security and Issuer.

This statement on Schedule 13D/A relates to the common stock, par value $0.001 per share, of the Issuer. The address of the Issuer’s principal executive offices is 1255 Crescent Green Drive, Suite 250, Cary, NC 27518.

Item 2. Identity and Background.

This Schedule 13D/A is being filed jointly pursuant to Rule 13d-1(k)(1) on behalf of Cornerstone Biopharma Holdings, Ltd., an Anguilla company (“CBPHLtd”), Carolina, Carolina Pharmaceuticals Holdings, Ltd., a Bermuda company (“Carolina Holdings”), and Craig A. Collard, a citizen of the United States. The principal business of each of CBPHLtd and Carolina is investing in the stock of the Issuer, and Carolina Holdings is a holding company. Carolina Holdings beneficially owns 100% of Carolina. Mr. Collard is (i) the Chief Executive Officer and Chairman of the Board of the Issuer, (ii) the President, Chief Executive Officer, Director and beneficial owner of 100% of CBPHLtd, and (iii) the President, Chief Executive Officer, and Chairman of the Board of Carolina, and (iv) the President, Chief Executive Officer, Chairman of the Board, and a shareholder of Carolina Holdings. CBPHLtd, Carolina, Carolina Holdings, and Mr. Collard are collectively referred to herein as the “Reporting Persons”.

The business address of CBPHLtd and Mr. Collard is c/o Cornerstone Therapeutics Inc., 1255 Crescent Green Drive, Suite 250, Cary, NC 27518. The business address for each of Carolina and Carolina Holdings is Canon’s Court, 22 Victoria Street, Hamilton HM 12, Bermuda.

The Reporting Persons have not, during the five years prior to the date of this Schedule 13D/A, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which the Reporting Persons were or are subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Please see Schedule I for information pertaining to the executive officers and directors of CBPHLtd, Carolina and Carolina Holdings.

Item 3. Source and Amount of Funds or Other Consideration.

Chiesi Investment in the Issuer and Initial Purchase from CBPHLtd – May 6, 2009

On May 6, 2009, the Issuer and Chiesi entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”), pursuant to which the Issuer agreed, subject to the terms and conditions set forth in the Stock Purchase Agreement, to issue and sell 11,902,741 shares of the Issuer’s common stock, par value $0.001 per share (“Common Stock”), to Chiesi (the “Issuer Stock Sale”). The Stock Purchase Agreement provided that, in exchange for the shares to be issued to Chiesi, Chiesi would (i) grant the Issuer an exclusive ten-year license to distribute and market Chiesi’s Curosurf® product in the United States and (ii) pay the Issuer $15,465,075 in cash. The Stock Purchase Agreement also contemplated that the Issuer’s certificate of incorporation and bylaws be amended to incorporate certain corporate governance provisions consistent with the terms of the Governance Agreement described below.

Concurrently with the execution and delivery of the Stock Purchase Agreement, Chiesi and two stockholders of the Issuer, including CBPHLtd, entered into a separate stock purchase agreement (the “Stockholders Stock Purchase Agreement”), pursuant to which the two stockholders agreed, among other things, to sell to Chiesi 1.6 million shares of Common Stock owned by such stockholders, with CBPHLtd selling 1,250,000 at $5.50 per for aggregate proceeds of $6,875,000 (the “Initial Stock Sale”). Following the closing of the Initial Stock Sale and the closing of the Issuer Stock Sale on July 28, 2009, Chiesi owned approximately 51% of the Issuer’s outstanding Common Stock on a Fully Diluted Basis (as defined in the Stock Purchase Agreement).

In connection with and concurrently with the execution and delivery of the Stock Purchase Agreement, the Issuer, Chiesi and, solely with respect to certain sections identified therein, certain stockholders of the Issuer, including CBPHLtd, Carolina and Mr. Collard, entered into a Governance Agreement (the “Governance Agreement”), which set forth certain rights and obligations of the Issuer,

Chiesi and such stockholders concerning, among other things, certain corporate governance matters, the voting of Chiesi’s shares of Common Stock, certain limitations on future acquisitions and dispositions of shares of Common Stock by Chiesi and certain rights of first offer to distribute and market the other party’s products. The Governance Agreement became effective upon the closing of the Issuer Stock Sale.

In connection with and concurrently with the execution and delivery of the Stock Purchase Agreement, the Issuer, Chiesi and certain stockholders of the Issuer, including CBPHLtd, Carolina and Mr. Collard, entered into a Stockholders Agreement, as amended (the “Stockholders Agreement”) pursuant to which the stockholders agreed not to sell or otherwise transfer a number of shares equal to approximately 80% of the shares of Common Stock held by them as of May 6, 2009 (the “Covered Shares”), subject to certain exceptions described in the Stockholders Agreement. In addition, the stockholders agreed they would not, directly or indirectly, acquire or offer to acquire any shares of Common Stock, subject to certain exceptions described in the Stockholders Agreement. The Stockholders Agreement also provided that beginning on the date on which the restrictions on transfers by the stockholders of the Covered Shares lapsed and for a 30 day period thereafter, Chiesi had the option, exercisable in whole but not in part on a single occasion, to acquire all the stockholders’ Covered Shares, at a price per share of $12.00 (subject to adjustment for any stock split, stock dividend, reverse stock split or similar adjustment). Each stockholder also agreed, subject to certain conditions, that at any meeting of the stockholders of the Issuer called to consider a transaction in which Chiesi or its affiliate would acquire all the outstanding capital stock of the Issuer, the stockholder would vote all shares of Common Stock owned by such stockholder at the applicable record date set for such meeting in the same proportions that the shares of Common Stock owned by the other stockholders of the Issuer (other than Chiesi and its affiliates) were voted on such matter. The Stockholders Agreement became effective upon the closing of the Issuer Stock Sale.

In connection with and concurrently with the execution and delivery of the Stock Purchase Agreement, the Issuer and Chiesi entered into a Registration Rights Agreement (the “Chiesi Registration Rights Agreement”), pursuant to which the Issuer agreed to provide registration rights to Chiesi with respect to the shares of Common Stock to be acquired in the Issuer Stock Sale. Under such agreement, following the Blackout Period, Chiesi was entitled to require the Issuer to file with the SEC certain registration statements under the Securities Act of 1933, as amended, (each a “Demand Registration”) with respect to the resale of the shares of Common Stock acquired pursuant to the Initial Stock Purchase Agreement and the Stock Purchase Agreement up to four times, and to include its shares of Common Stock in any registration the Issuer proposed for its own account or for the account of one or more of its stockholders.

In connection with and concurrently with the execution and delivery of the Stock Purchase Agreement, the Issuer and the stockholders of the Issuer who entered into the Stockholders Agreement also entered into a Registration Rights Agreement (the “Stockholders Registration Rights Agreement”) substantially similar to the Chiesi Registration Rights Agreement. Under such agreement, such stockholders were entitled to two Demand Registrations during the Blackout Period and three Demand Registrations thereafter. The stockholders also had the right to include their shares of Common Stock in any registration the Issuer proposed for its own account or for the account of one or more of its stockholders.

In connection with and concurrently with the execution and delivery of the Stock Purchase Agreement, the Issuer and Chiesi entered into a Voting Agreement (the “Chiesi Voting Agreement”), pursuant to which Chiesi agreed to vote all of its shares of Common Stock in favor of the approval and adoption of the proposed amendment to the Issuer’s certificate of incorporation.

In connection with and concurrently with the execution and delivery of the Stock Purchase Agreement, the Issuer also, on May 6, 2009, entered into a voting agreement with Chiesi and certain stockholders of the Issuer named therein, including CBPHLtd, Carolina and Mr. Collard (the “Stockholders Voting Agreement”), solely with respect to Section 2(b) thereof, which provided that the Issuer would not, and was unconditionally instructed not to, permit on its books and records transfers by, issue new certificates to or record any vote of such stockholders, unless such stockholder had complied with the terms of the Stockholders Voting Agreement. Pursuant to the Stockholders Voting Agreement, the stockholders named therein granted to Chiesi irrevocable proxies over the shares of Common Stock owned by them and agreed to vote the shares of Common Stock owned by them in favor of the Issuer Stock Sale and approval and adoption of the proposed amendment to the Issuer’s certificate of incorporation, subject to the terms and conditions of the Stockholders Voting Agreement.

On July 28, 2011, the Governance Agreement terminated pursuant to its terms; however, certain of the other agreements discussed above continue to have ongoing obligations.

Chiesi Additional Purchase of Shares from CBPHLtd – December 16, 2010

Pursuant to the Governance Agreement while it was in effect, Chiesi was permitted to make additional purchases of the Issuer’s common stock to the extent necessary to maintain its beneficial ownership of the Issuer’s common stock at 51% on a Fully Diluted Basis (as defined in the Governance Agreement). As a result of the issuance of additional equity awards under the 2004 Plan (as defined below) following the closing of the Initial Stock Sale, Chiesi’s beneficial ownership on a Fully Diluted Basis had dropped below 51%. Accordingly, Chiesi approached CBPHLtd and another stockholder regarding their willingness to sell additional shares to

Chiesi in a private transaction. The parties agreed that a private sale was in the best interests of the parties, the Issuer and the Issuer’s other stockholders in that it would avoid potential short-term market distortions that could have occurred had Chiesi sought to purchase the shares in the open market.

Accordingly, on December 16, 2010, CBPHLtd and the other stockholder sold an additional 385,000 and 65,000 shares, respectively, of the Issuer’s common stock to Chiesi pursuant to a stock purchase agreement dated December 16, 2010 (the “December 16, 2010 Stock Purchase Agreement”) at a price of $6.02 per share, for aggregate proceeds of $2.7 million. The agreed-upon sales price was determined based on the average closing price of the Issuer’s common stock during the twenty trading days prior to the date of the sale.

Chiesi Agreement to Purchase Shares from Carolina – March 16, 2012

On March 16, 2012, Carolina and Chiesi entered into the March 16, 2012 Stock Purchase Agreement, whereby Carolina agreed to sell, and Chiesi agreed to purchase, all of the shares of Common Stock held by Carolina for $6.25 per share for aggregate proceeds of approximately $9.0 million. Chiesi had approached Carolina regarding its willingness to sell additional shares in a private transaction to allow Chiesi to increase its ownership in the Issuer. The parties agreed that a private sale was in the best interests of the parties, the Issuer and the Issuer’s other stockholders in that it would avoid potential short-term market distortions that could have occurred had Chiesi sought to purchase the shares in the open market. The closing of the transaction contemplated by the March 16, 2012 Stock Purchase Agreement occurred on April 3, 2012 following approval of the transaction by the boards of directors of Chiesi and Carolina on March 30, 2012 and March 31, 2012, respectively.

The descriptions of the Stock Purchase Agreement, the Stockholders Stock Purchase Agreement, the Governance Agreement, the Stockholders Agreement, the Chiesi Registration Rights Agreement, the Stockholders Registration Rights Agreement, the Chiesi Voting Agreement, the Stockholders Voting Agreement, the December 16, 2010 Stock Purchase Agreement and the March 16, 2012 Stock Purchase Agreement do not purport to be complete and are qualified in their entirety by the following, which are incorporated herein by reference: (i) the Stock Purchase Agreement, which is referenced herein as Exhibit 10.01; (ii) the Stockholders Stock Purchase Agreement, which is referenced herein as Exhibit 10.02; (iii) the Governance Agreement, which is referenced herein as Exhibit 10.03; (iv) the Stockholders Agreement, which is referenced herein as Exhibit 10.04, as amended by Exhibit 10.10; (v) the Chiesi Registration Rights Agreement, which is referenced herein as Exhibit 10.05; (vi) the Stockholders Registration Rights Agreement, which is referenced herein as Exhibit 10.06; (vii) the Chiesi Voting Agreement, which is referenced herein as Exhibit 10.07; (viii) the Stockholders Voting Agreement, which is referenced herein as Exhibit 10.08; (ix) the December 16, 2010 Stock Purchase Agreement, which is referenced herein as Exhibit 10.11; and (x) the March 16, 2012 Stock Purchase Agreement, which is attached hereto as Exhibit 10.17.

Item 4. Purpose of Transaction.

The original acquisitions of securities of the Issuer by the Reporting Persons were for investment purposes. Subject to, among other things, the Issuer’s business prospects, prevailing prices, market conditions, and the terms and conditions of the agreements described in Item 3 above, the Reporting Persons may purchase or dispose of additional shares of common stock and/or other securities of the Issuer from time to time in the open market, in privately negotiated transactions, or otherwise.

Except as set forth in this Schedule 13D/A, the Reporting Persons have no plans or proposals which would relate or result in any of the matters set forth below:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of the Issuer’s Board of Directors or to fill any existing vacancies thereon;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a) and (b). As of the date of this Schedule 13D/A:

(i) CBPHLtd has shared power to vote or to direct the vote of, and shared power to dispose or to direct the disposition of, 1,567,225 shares of common stock of the Issuer, which represents approximately 6.0% of the Issuer’s outstanding common stock;

(ii) Carolina has shared power to vote or to direct the vote of, and shared power to dispose or to direct the disposition of, 0 shares of common stock of the Issuer, which represents 0% of the Issuer’s outstanding common stock;

(iii) Carolina Holdings beneficially owns 100% of Carolina, and consequently may be deemed to be the beneficial owner of any shares of common stock beneficially owned by Carolina;

(iv) Craig A. Collard may be deemed to have sole power to vote or to direct the vote of, and sole power to dispose or to direct the disposition of, 465,385 shares of common stock of the Issuer underlying options exercisable within 60 days, which represents approximately 1.8% of the Issuer’s outstanding common stock. Mr. Collard acquired these options pursuant the Cornerstone BioPharma Holdings, Inc. 2005 Stock Incentive Plan and the Cornerstone Therapeutics Inc. 2004 Stock Incentive Plan (the “2004 Plan”). Copies of these plans, as well as the forms of option awards made thereunder, are referenced herein as Exhibits 10.12 through 10.16. Mr. Collard owns 100% of CBPHLtd, and consequently may be deemed to be the beneficial owner of any shares deemed beneficially owned by CBPHLtd. Mr. Collard is the Chief Executive Officer, Chairman of the Board, and a Director of Carolina and Carolina Holdings, and consequently may be deemed to be beneficial owner of any shares deemed beneficially owned by Carolina and Carolina Holdings.

As discussed in Item 3 above, the Reporting Persons have entered into various agreements with respect to the Common Stock beneficially owned by them. Such information is incorporated into this Item 5 by reference.

(c). Except as described herein, none of the Reporting Persons has effected any transaction in the Issuer’s common stock during the past 60 days.

(d). Not applicable.

(e). On April 3, 2012, Carolina sold all of the shares of the Issuer’s common stock that it was deemed to beneficially own. Accordingly, Carolina and Carolina Holdings each ceased being a beneficial owner of more than five percent of the Issuer’s outstanding common stock as of April 3, 2012.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

As discussed in Item 3 above, the Reporting Persons have entered into various agreements with respect to the Common Stock beneficially owned by them. Such information is incorporated into this Item 6 by reference. Except as described in this Schedule 13D/A, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantors of profit, division of profit or loss or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit Number	Description

Exhibit 10.01	Stock Purchase Agreement, dated as of May 6, 2009, by and between Chiesi Farmaceutici SpA and the Issuer (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on May 12, 2009 (SEC File No. 000-50767)).

Exhibit 10.02	Stock Purchase Agreement, dated as of May 6, 2009, by and among Chiesi Farmaceutici SpA, Cornerstone Biopharma Holdings, Ltd. and Lutz Family Limited Partnership (previously filed with Amendment No. 1 to the Reporting Persons’ Schedule 13D, filed on May 18, 2009 (SEC File No. 005-79887)).

Exhibit 10.03	Governance Agreement, dated as of May 6, 2009, by and among the Issuer, Chiesi Farmaceutici SpA, and solely with respect to the sections identified therein, Cornerstone Biopharma Holdings, Ltd., Carolina Pharmaceuticals Ltd. and Lutz Family Limited Partnership (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on May 12, 2009 (SEC File No. 000-50767)).

Exhibit 10.04	Stockholders Agreement, dated as of May 6, 2009, by and among the Issuer, Chiesi Farmaceutici SpA, Craig A. Collard, Steven M. Lutz, Cornerstone Biopharma Holdings, Ltd., Carolina Pharmaceuticals Ltd. and Lutz Family Limited Partnership (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed on May 12, 2009 (SEC File No. 000-50767)).

Exhibit 10.05	Registration Rights Agreement, dated as of May 6, 2009, by and between the Issuer and Chiesi Farmaceutici SpA (incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed on May 12, 2009 (SEC File No. 000-50767)).

Exhibit 10.06	Registration Rights Agreement, dated as of May 6, 2009, by and among the Issuer, Craig A. Collard, Steven M. Lutz, Cornerstone Biopharma Holdings, Ltd., Carolina Pharmaceuticals Ltd. and Lutz Family Limited Partnership (incorporated by reference to Exhibit 10.6 to the Issuer’s Current Report on Form 8-K filed on May 12, 2009 (SEC File No. 000-50767)).

Exhibit 10.07	Voting Agreement, dated as of May 6, 2009, by and between the Issuer and Chiesi Farmaceutici SpA (incorporated by reference to Exhibit 10.7 to the Issuer’s Current Report on Form 8-K filed on May 12, 2009 (SEC File No. 000-50767)).

Exhibit 10.08	Voting Agreement, dated as of May 6, 2009, by and among Chiesi Farmaceutici SpA, Craig A. Collard, Steven M. Lutz, Cornerstone Biopharma Holdings, Ltd., Carolina Pharmaceuticals Ltd., Lutz Family Limited Partnership, Brian Dickson, M.D., Joshua Franklin, David Price, Alan Roberts and, solely with respect to Section 2(b) thereof, the Issuer (incorporated by reference to Exhibit 10.8 to the Issuer’s Current Report on Form 8-K filed on May 12, 2009 (SEC File No. 000-50767)).

Exhibit 10.09	Joint Filing Agreement, dated as of April 4, 2012, by and among Cornerstone Biopharma Holdings, Ltd., Carolina Pharmaceuticals Ltd., Carolina Pharmaceuticals Holdings, Ltd., and Craig A. Collard.

Exhibit 10.10	Amendment to Stockholders Agreement, dated as of June 26, 2009, by and among the Issuer, Chiesi Farmaceutici SpA, Craig A. Collard, Steven M. Lutz, Cornerstone Biopharma Holdings, Ltd., Carolina Pharmaceuticals Ltd. and Lutz Family Limited Partnership (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on June 29, 2009 (SEC File No. 000-50767).

Exhibit 10.11	Stock Purchase Agreement, dated as of December 16, 2010, by and among Chiesi Farmaceutici SpA, Cornerstone Biopharma Holdings, Ltd. and Lutz Family Limited Partnership and, solely with respect to Section 4.1 thereof, the Issuer, Carolina Pharmaceuticals Ltd., Craig A. Collard and Steven M. Lutz (previously filed with Amendment No. 4 to the Reporting Persons’ Schedule 13D, filed on December 21, 2010 (SEC File No. 005-79887)).

Exhibit 10.12	Cornerstone BioPharma Holdings, Inc. 2005 Stock Incentive Plan (as Amended and Restated effective October 31, 2008) (incorporated by reference to Exhibit 10.37 to the Issuer’s Current Report on Form 8-K dated October 30, 2008) (SEC File No. 000-50767)).

Exhibit 10.13	Form of Nonstatutory Stock Option Agreement granted under the Cornerstone BioPharma Holdings, Inc. 2005 Stock Incentive Plan (incorporated by reference to Exhibit 10.39 to the Issuer’s Current Report on Form 8-K dated October 30, 2008) (SEC File No. 000-50767)).

Exhibit 10.14	Cornerstone Therapeutics Inc. 2004 Stock Incentive Plan, as Amended and Restated May 20, 2010 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K dated May 20, 2010 (SEC File No. 000-50767)).

Exhibit 10.15	Form of Incentive Stock Option Agreement granted under the 2004 Stock Incentive Plan (incorporated by reference to Exhibit 10.68 to the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2008) (SEC File No. 000-50767)).

Exhibit 10.16	Form of Nonstatutory Stock Option Agreement granted under the 2004 Stock Incentive Plan (incorporated by reference to Exhibit 10.70 to the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2008) (SEC File No. 000-50767)).

Exhibit 10.17	Stock Purchase Agreement, dated as of March 16, 2012, by and between Chiesi Farmaceutici SpA and Carolina Pharmaceuticals Ltd.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 4, 2012	CORNERSTONE BIOPHARMA HOLDINGS, LTD.

/s/ Craig A. Collard
	Name:	Craig A. Collard
	Title:	President and Chief Executive Officer

CAROLINA PHARMACEUTICALS LTD.

/s/ Craig A. Collard
	Name:	Craig A. Collard
	Title:	President and Chief Executive Officer

CAROLINA PHARMACEUTICALS HOLDINGS, LTD.

/s/ Craig A. Collard
	Name:	Craig A. Collard
	Title:	President and Chief Executive Officer

/s/ Craig A. Collard
Craig A. Collard

EXHIBIT INDEX

Exhibit 10.01	Stock Purchase Agreement, dated as of May 6, 2009, by and between Chiesi Farmaceutici SpA and the Issuer (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on May 12, 2009 (SEC File No. 000-50767)).

Exhibit 10.02	Stock Purchase Agreement, dated as of May 6, 2009, by and among Chiesi Farmaceutici SpA, Cornerstone Biopharma Holdings, Ltd. and Lutz Family Limited Partnership (previously filed with Amendment No. 1 to the Reporting Persons’ Schedule 13D, filed on May 18, 2009 (SEC File No. 005-79887)).

Exhibit 10.03	Governance Agreement, dated as of May 6, 2009, by and among the Issuer, Chiesi Farmaceutici SpA, and solely with respect to the sections identified therein, Cornerstone Biopharma Holdings, Ltd., Carolina Pharmaceuticals Ltd. and Lutz Family Limited Partnership (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on May 12, 2009 (SEC File No. 000-50767)).

Exhibit 10.04	Stockholders Agreement, dated as of May 6, 2009, by and among the Issuer, Chiesi Farmaceutici SpA, Craig A. Collard, Steven M. Lutz, Cornerstone Biopharma Holdings, Ltd., Carolina Pharmaceuticals Ltd. and Lutz Family Limited Partnership (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed on May 12, 2009 (SEC File No. 000-50767)).

Exhibit 10.05	Registration Rights Agreement, dated as of May 6, 2009, by and between the Issuer and Chiesi Farmaceutici SpA (incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed on May 12, 2009 (SEC File No. 000-50767)).

Exhibit 10.06	Registration Rights Agreement, dated as of May 6, 2009, by and among the Issuer, Craig A. Collard, Steven M. Lutz, Cornerstone Biopharma Holdings, Ltd., Carolina Pharmaceuticals Ltd. and Lutz Family Limited Partnership (incorporated by reference to Exhibit 10.6 to the Issuer’s Current Report on Form 8-K filed on May 12, 2009 (SEC File No. 000-50767)).

Exhibit 10.07	Voting Agreement, dated as of May 6, 2009, by and between the Issuer and Chiesi Farmaceutici SpA (incorporated by reference to Exhibit 10.7 to the Issuer’s Current Report on Form 8-K filed on May 12, 2009 (SEC File No. 000-50767)).

Exhibit 10.08	Voting Agreement, dated as of May 6, 2009, by and among Chiesi Farmaceutici SpA, Craig A. Collard, Steven M. Lutz, Cornerstone Biopharma Holdings, Ltd., Carolina Pharmaceuticals Ltd., Lutz Family Limited Partnership, Brian Dickson, M.D., Joshua Franklin, David Price, Alan Roberts and, solely with respect to Section 2(b) thereof, the Issuer (incorporated by reference to Exhibit 10.8 to the Issuer’s Current Report on Form 8-K filed on May 12, 2009 (SEC File No. 000-50767)).

Exhibit 10.09	Joint Filing Agreement, dated as of April 4, 2012, by and among Cornerstone Biopharma Holdings, Ltd., Carolina Pharmaceuticals Ltd., Carolina Pharmaceuticals Holdings, Ltd., and Craig A. Collard.

Exhibit 10.10	Amendment to Stockholders Agreement, dated as of June 26, 2009, by and among the Issuer, Chiesi Farmaceutici SpA, Craig A. Collard, Steven M. Lutz, Cornerstone Biopharma Holdings, Ltd., Carolina Pharmaceuticals Ltd. and Lutz Family Limited Partnership (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on June 29, 2009 (SEC File No. 000-50767).

Exhibit 10.11	Stock Purchase Agreement, dated as of December 16, 2010, by and among Chiesi Farmaceutici SpA, Cornerstone Biopharma Holdings, Ltd. and Lutz Family Limited Partnership and, solely with respect to Section 4.1 thereof, the Issuer, Carolina Pharmaceuticals Ltd., Craig A. Collard and Steven M. Lutz (previously filed with Amendment No. 4 to the Reporting Persons’ Schedule 13D, filed on December 21, 2010 (SEC File No. 005-79887)).

Exhibit 10.12	Cornerstone BioPharma Holdings, Inc. 2005 Stock Incentive Plan (as Amended and Restated effective October 31, 2008) (incorporated by reference to Exhibit 10.37 to the Issuer’s Current Report on Form 8-K dated October 30, 2008) (SEC File No. 000-50767)).

Exhibit 10.13	Form of Nonstatutory Stock Option Agreement granted under the Cornerstone BioPharma Holdings, Inc. 2005 Stock Incentive Plan (incorporated by reference to Exhibit 10.39 to the Issuer’s Current Report on Form 8-K dated October 30, 2008) (SEC File No. 000-50767)).

Exhibit 10.14	Cornerstone Therapeutics Inc. 2004 Stock Incentive Plan, as Amended and Restated May 20, 2010 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K dated May 20, 2010 (SEC File No. 000-50767)).

Exhibit 10.15	Form of Incentive Stock Option Agreement granted under the 2004 Stock Incentive Plan (incorporated by reference to Exhibit 10.68 to the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2008) (SEC File No. 000-50767)).

Exhibit 10.16	Form of Nonstatutory Stock Option Agreement granted under the 2004 Stock Incentive Plan (incorporated by reference to Exhibit 10.70 to the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2008) (SEC File No. 000-50767)).

Exhibit 10.17	Stock Purchase Agreement, dated as of March 16, 2012, by and between Chiesi Farmaceutici SpA and Carolina Pharmaceuticals Ltd.

SCHEDULE I

Executive Officers and Directors of Cornerstone Biopharma Holdings, Ltd.

Name	Position with Cornerstone Biopharma Holdings, Ltd.	Principal Occupation	Business Address	Citizenship
Craig A. Collard	President, Chief Executive Officer and Director	President, Chief Executive Officer and Chairman of Cornerstone Therapeutics Inc.	c/o Cornerstone Therapeutics Inc. 1255 Crescent Green Drive Suite 250 Cary, NC 27518	United States

Executive Officers and Directors of Each of

Carolina Pharmaceuticals Ltd. and Carolina Pharmaceuticals Holdings, Ltd.

Name	Position with each of Carolina Pharmaceuticals Ltd. and Carolina Pharmaceuticals Holdings, Ltd.	Principal Occupation	Business Address	Citizenship
Craig A. Collard	President, Chief Executive Officer and Director	President, Chief Executive Officer and Chairman of Cornerstone Therapeutics Inc.	c/o Cornerstone Therapeutics Inc. 1255 Crescent Green Drive Suite 250 Cary, NC 27518	United States

Steven M. Lutz	Deputy Chairman and Director	President and Chief Executive Officer of Praelia Pharmaceuticals, Inc.	c/o Cornerstone Therapeutics Inc. 1255 Crescent Green Drive Suite 250 Cary, NC 27518	United States

Carol Summers	Secretary	Senior Corporate Administrator Appleby Services (Bermuda) Ltd.	Canon’s Court 22 Victoria Street Hamilton HM 12 Bermuda.	British